Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2017, 2016 and 2015

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1. Reporting Entity and Nature of Business
2. Going Concern
3. Basis of Presentation
4. Summary of Significant Accounting Policies
5. New Standards and Interpretations Issued but not yet Adopted
6. Fair Value Disclosures
7. Capital Risk Management
8. Deposits and Other Receivables
9. Property and Equipment
10. Deferred Development Costs
11. Intangible Assets and Patents
12. Share Capital, Stock Options and Loss per Share
13. Private Placements and Common Share Purchase Warrants
14. Bridge Loans
15. Contributed Surplus
16. Income Taxes
17. Expenses
18. Management Compensation and Related Party Transactions
19. Commitments
20. Contingencies
21. Financial Risk Management
22. Segmented Information
23. Subsequent Events

Independent Auditors’ Report

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc., which comprise the consolidated statement of financial position as at October 31, 2017, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. as at October 31, 2017, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

Other Matter
The consolidated financial statements as at October 31, 2016 and October 31, 2015 and for the years then ended were audited by Collins Barrow Toronto of Toronto, Canada. Collins Barrow Toronto expressed an unmodified opinion on those consolidated financial statements on March 2, 2017.

Licensed Public Accountants
Chartered Professional Accountants

Toronto, Ontario
March 2, 2018

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2017	2016
Assets
Current assets:
Cash	$9,189	$288,128
Deposits and other receivables (Note 8)	466,170	33,327
	475,359	321,455

Property and equipment, net (Note 9)	9,822	10,988
Patents, net (Note 11)	431,462	403,600
	$916,643	$736,043

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (Note 17)	$1,361,998	$917,179
Bridge loans (Note 14)	2,489,017	3,637,008
Derivative liability (Note 14)	489,734	83,998
	$4,340,749	$4,638,185
Shareholders' Deficiency
Share capital: (Notes 12 and 14)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 228,562,711 common shares (2016: 204,388,569) (Note 12)	$80,198,194	$75,855,139
Equity component of bridge loans (Note 14)	62,050	23,075
Contributed surplus (Note 15)	27,360,676	26,918,470
Deficit	(111,045,026)	(106,698,826)
	(3,424,106)	(3,902,142)

	$916,643	$736,043

Going Concern (Note 2)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 24)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2017	2016	2015

Costs and expenses :
Administration (Note 17)	$305,421	$395,340	$389,647
Professional, other fees and salaries (Note 17)	1,433,113	1,739,401	1,952,302
Stock based compensation (Note 12)	442,206	-	1,163,941
Development costs (Note 17)	147,008	3,635,613	2,646,019
Travel and entertainment	118,261	180,767	193,861
Amortization of property and equipment (Note 9)	3,992	5,270	7,177
Amortization of patents (Note 11)	133,785	26,527	-
Amortization of intangible assets (Note 11)	-	4,838	-
Write-down of patents (Note 11)	-	-	67,262
Write-down of intangible assets (Note 11)	-	38,705	-
Foreign exchange loss (gain)	343,209	(1,478)	59,687
Loss from operations	2,926,996	6,024,983	6,479,896

Other income expenses
Interest expense (Note 14)	666,245	561,608	36,714
Accretion expense (Note 14)	1,358,101	514,560	-
Loss on conversion (Note 14)	1,009,680	-	-
Gain on revaluation of derivatives liability(Note 14)	(1,614,822)	(295,616)	-

Net loss before income taxes	(4,346,200)	(6,805,535)	(6,516,610)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(4,346,200)	$(6,805,535)	(6,516,610)

Loss per share - basic and diluted (Note 12)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares (Note 12)	207,131,781	199,572,966	192,629,666

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31,

	2017	2016	2015
Cash flows from operating activities:
Net loss and comprehensive loss	$(4,346,200)	$(6,805,535)	$(6,516,610)
Adjustments to reconcile loss for
the period to net cash used in operating activities:
Amortization of patents intangible assets	133,785	31,365	-
Amortization of property and equipment	3,992	5,270	7,177
Write down of intangible assets	-	38,705	-
Development costs	-	3,638,118	2,395,425
Accounts payable and accrued liabilities related to development costs	-	(374,539)	-
Accretion expense	1,358,101	514,560	-
Bridge loan interest added to principal	-	-	19,361
Loss on bridge loan conversion	1,009,680
Gain on revaluation of derivative liabilities	(1,614,822)	(295,616)	-
Stock based compensation	442,206	-	1,163,941
Write down of patents	-	-	67,262
Reversal of patent provision	-	-	(19,598)
Conversion of advances receivables to salaries	-	-	263,819
Shares issued for legal settlement	-	62,500	-
Gain on settlement of accounts payable	-	(60,623)	-
Loss on disposal of property and equipment	983	608	-
Increase (decrease) in deposits and other receivables	(432,843)	5,899	455,265
Increase in accounts payable and accrued liabilities	723,631	350,263	523,558
Net cash used in operating activities	(2,721,487)	(2,889,025)	(1,640,400)

Cash flows from investing activities:
Purchase of property and equipment	(3,809)	(1,274)	(1,286)
Patents	(161,647)	(192,873)	(213,820)
Deferred development costs	-	(1,125,218)	(3,662,271)
Recovery of deferred development costs	-	643,901	1,783,632
Recovery of patents costs	-	-	18,140
Net cash used in investing activities	(165,456)	(675,464)	(2,075,605)

Cash flows from financing activities:
Issue of common shares	719,403	861,273	1,893,783
Bridge loans advances	1,788,974	2,490,333	1,176,673
Bridge loan repayments	(581,618)	(260,428)	(229,446)
Short-term loan advances		180,000	-
Short-term loan repayment		(180,000)	-
Bridge loan interest accrued	666,245	585,989
Advances to related parties	-	-	(981,395)
Advances from related party	15,000	16,882	1,078,971
Net cash provided by financing activities	2,608,004	3,694,049	2,938,586

Increase (decrease) in cash	(278,939)	129,560	(777,419)

Cash, beginning of Year	288,128	158,568	935,987

Cash, end of Year	$9,189	$288,128	$158,568

Supplemental cash flow information:
Interest paid (classified in operating activities)	321,700	129,987	17,354
Income taxes paid	-	-	-
Shares issued on settlement of accounts payable		295,312	-
Shares issued on settlement of legal claim		62,500	-
Shares issued on conversion of bridge loan		107,000	-

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	of Bridge loan
Balance at November 01, 2014	188,436,724	$70,802,776	$27,436,678	-	$(93,376,681)	$4,862,773

Private placements of shares for cash (Note 3)	422,768	175,000	-	-	-	175,000
Share compensation (Note 12)	900,000	387,000	-	-	-	387,000
Warrants exercised (Note 13)	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised (Note 12)	4,428,000	1,153,007	-	-	-	1,153,007
Fair value of options exercised	-	728,862	(728,862)	-	-	-
Stock options compensation Note 12)	-	-	776,941	-	-	776,941
Net loss and comprehensive loss	-	-	-	-	(6,516,610)	(6,516,610)
Balance at October 31, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

Private placements of shares for cash (Note 13)	366,668	110,000	-	-	-	110,000
Share compensation adjustment (Note 9)	-	-	-	-	-	-
Warrants exercised (Note 13)	-	-	-	-	-	-
Fair value of warrants exercised	-	-	-	-	-	-
Options exercised (Note 12)	3,756,366	751,273	-	-	-	751,273
Fair value of options exercised	-	443,252	(443,252)	-	-	-
shares issued on settlement of accounts payable	1,517,143	295,312	-	-	-	295,312
Shares issued on settlement of legal claim (Note 12)	312,500	62,500	-	-	-	62,500
Shares issued on conversion of bridge loan (Note 12)	509,524	108,827	-	(1,827)	-	107,000
Equity component of bridge loans Note 14)	-	-	-	173,420	-	173,420
Expiry of bridge loan equity conversion option (Note 14)	-	-	148,518	(148,518)	-	-
Treasury shares to be cancelled (Note 12)	750,000	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016	204,388,569	$75,855,139	$26,918,470	$23,075	$(106,698,826)	$(3,902,142)

Private placements of shares for cash (Note 13)	3,873,223	719,403	-	-	-	719,403
Common shares issued against payable	547,643	107,708	-	-	-	107,708
Stock based compensation	-	-	442,206	-	-	442,206
Common shares issued against compensation	132,381	21,909	-	-	-	21,909
Bridge loan converted into common shares	20,370,895	2,536,963	-	-	-	2,536,963
Reallocation from derivative liability for loan converted	-	20,970	-	-	-	20,970
Treasury shares cancelled	(750,000)	-	-	-	-	-
Conversion of bridge loan	-	936,102	-	38,975	-	975,077
Net loss and comprehensive loss	-	-	-	-	(4,346,200)	(4,346,200)
Balance at October 31, 2017	228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2017 and is devoting substantially all its efforts to securing commercial revenue opportunities.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 2, 2018.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2017, the Company reported a net loss and comprehensive loss of $4,346,200 (2016 - $6,805,535; 2015 - $6,516,610) and negative cash flow from operations of $2,721,488 (2016 - $2,889,025; 2015 - $1,640,400). The Company’s working capital deficiency as at October 31, 2017 is $3,865,390 (2016 – $4,316,730).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2018; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative liability, and the bifurcation of convertible debt (e.g. inputs to the Black-Scholes option pricing model or the binomial optional pricing model, as appropriate and interest rates for compound instruments).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount or if the long-lived assets are not yet in use. The recoverable amount is determined with reference to the fair value of the long-lived assets less costs to sell or the value-in-use calculations. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Management exercises significant judgment and assumptions when determining the recoverable amount of long-lived assets

iii)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2017, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

iv)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company is exposed, or has rights to variable returns from an investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (“FVTPL”) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation: (Cont’d)

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities, bridge loans and derivative liability.

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and the liability portion of bridge loans are classified as other financial liabilities, and initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. The derivative liability is classified at FVTPL and is measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost.

To the extent there are changes to the terms of outstanding financial liability these changes may be recorded as a modification or an extinguishment of financial liabilities. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. A modification of the original financial liability is accounted for as an adjustment to the effective interest rate.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

d)	Compound Financial Instruments:

Compound financial instruments issued by the Company comprise convertible notes (bridge loans) that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d)	Compound Financial Instruments: (Cont’d)

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option of the convertible notes (bridge loans) gives the right to the holder to convert the convertible note (bridge loan) into common shares in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion as a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its convertible bridge loans and previously issued share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Share purchase warrants issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company) are considered to be derivative instruments. The Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model or the binomial option pricing model as appropriate using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative liability (CDN warrants) to share capital.

ii)	Conversion Feature of Bridge Loans:

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common shares at CDN conversion rates. The Company, using the Black Scholes or Binomial option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination, the bifurcation of the total balance of the loan between the loan and the conversion feature is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, instead resulting in an embedded derivative liability. Accretion expense is recorded over the term of the loan. If the conversion feature of the loan is in USD, the instrument is accounted for as a compound financial instrument (see Note 4 (d)).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability: (Cont’d)

ii)	(Cont’d)

Canadian Conversion Features:

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative liability based on the residual method (i.e. first to the embedded derivative and residual to the bridge loan). The embedded derivative liability conversion feature is shown as a derivative liability in the statement of financial position.

(ii.3)	The embedded derivative liability conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss.

g)	Intangible Assets:

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Amortization is provided on a 7 year straight-line basis. Commencing in 2014, amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

h)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

i)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

Internally generated intangible assets that are under development (deferred development costs) are not amortized and are reviewed for impairment annually by comparing the carrying amount with its recoverable amount. Any impairment loss is recognized in profit or loss when their recoverable amount is less than their net carrying amount.

The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

j)	Deferred Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

k)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development. Amortization is expensed if there are no capitalized deferred development costs on the consolidated statement of financial position.

l)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

m)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value cannot be estimated reliably the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s common shares.

n)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

o)	Income Taxes: (Cont’d)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assume that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IFRS 15 – Revenue from Contracts with Customers, which will replace IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2018, and interim periods within that year. Earlier application is permitted.

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple deliverable arrangements.

b)

IFRS 9 – Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

c)

IFRS 16 – Leases – This standard was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. This standard is effective for reporting periods beginning on or after January 1, 2019.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. For derivative liabilities fair value is determined using intrinsic value and/or the Black-Scholes option pricing model. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Cash is measured at Level 1 of the fair value hierarchy. The derivative liability is measured at Level 2 of the fair value hierarchy.

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2017.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2017	2016

Accounts receivable	$415,857	$-
Advances to employees	-	7,586
Prepaid insurance and other	50,313	25,741
	$466,170	$33,327

As at October 31, 2016 there were $26,060 of advances outstanding to two employees which were cleared in 2017. These advances were non-interest-bearing, unsecured and due on demand. The allowance for doubtful accounts on deposits and other receivables was $Nil at October 31, 2017 (2016: $Nil)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2014	$52,285	$25,989	$78,274
Additions	1,286	-	1,286
Year ended October 31, 2015	$53,571	$25,989	$79,560

At November 1, 2015	$53,571	$25,989	$79,560
Additions	1,274	-	1,274
Disposals	(1,582)	-	(1,582)
Year ended October 31, 2016	$53,263	$25,989	$79,252

At November 1, 2016	$53,263	$25,989	$79,252
Additions	3,809		3,809
Disposals	(3,371)	-	(3,371)
Year ended October 31, 2017	$53,701	$25,989	$79,690

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2014	$30,802	$25,989	$56,791
Amortization for the year	7,177	-	7,177
Year ended October 31, 2015	$37,979	$25,989	$63,968

At November 1, 2015	$37,979	$25,989	$63,968
Amortization for the year	5,270		5,270
Adjustment for disposals	(974)	-	(974)
Year ended October 31, 2016	$42,275	$25,989	$68,264
At November 1, 2016	$42,275	$25,989	$68,264
Amortization for the year	3,992		3,992
Adjustment for disposals	(2,388)	-	(2,388)
Year ended October 31, 2017	$43,879	$25,989	$69,868

Net book value at October 31, 2015	$15,592	$-	$15,592
Net book value at October 31, 2016	$10,988	$-	$10,988
Net book value at October 31, 2017	$9,822	$-	$9,822

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2017	2016

Opening balance	$-	$3,070,299
Additional project costs incurred	-	1,211,720
Recovery of development costs	-	(643,901)
Writedown of project costs	-	(3,638,118)
Closing balance	$-	$-

The Company incurred $518,008 of project related costs in 2017 and recovered $371,000 from development partners (2016: incurred $1,211,720 and recovered $643,901; 2015: incurred $3,723,900 and recovered $1,783,632)

Additions to deferred development costs include patent amortization of $nil (2016 - $71,989; 2015 - $58,105), and also includes intangible asset amortization of $nil (2016 -$14,514; 2015 - $19,352).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $2,395,425 in the fourth quarter of the year ended October 31, 2015 against cumulative development costs incurred on development projects to reduce the carrying value of those projects to nominal value. The reserves were recorded as there were no formal commitments as of October 31, 2015 from development partners to move forward with these projects.

The Company wrote-off the capitalized cost of $3,638,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

11.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications.

Cost

At November 1, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

At November 1, 2015	$135,465
Additions	-
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Additions	-
Year ended October 31, 2017	$135,465

Accumulated amortization

At November 1, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

At November 1, 2015	$77,408
Amortization for the year	19,352
Write-off	38,705
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Amortization for the year	-
Year ended October 31, 2017	$135,465

Net book value at October 31, 2015	$58,057
Net book value at October 31, 2016	$-
Net book value at October 31, 2017	$-

Amortization of intangible assets for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 was capitalized to deferred development costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

The Company wrote-off the capitalized cost carrying value of $38,705 in the fourth quarter of the year ended October 31, 2016 to reduce the carrying value of intangible assets to a value of nil. The Company anticipates that it may realize commercial economic benefits from the exploitation of these intangible assets in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

Cost

At November 1, 2015	$135,465
Additions	-
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Additions	-
Year ended October 31, 2017	$135,465

Accumulated amortization

At November 1, 2015	$77,408
Amortization for the year	19,352
Write-off	38,705
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Amortization for the year	-
Year ended October 31, 2017	$135,465

Net book value at October 31, 2015	$58,057
Net book value at October 31, 2016	$-
Net book value at October 31, 2017	$-

Amortization of patents ($42,195) for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 ($71,988) was capitalized to deferred development costs.

In 2015, the Company wrote down $67,262 of its original memory related patents to a nominal value. The Company also recovered $18,140 (2016 and 2017: Nil recoveries) of patent expenditures from a development partner.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital
Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2015	197,176,368	$74,083,975

Private placement of shares for cash	366,668	110,000
Options exercised	3,756,366	751,273
Fair value of options exercised	-	443,252
Shares issued on settlement of accounts payable	1,517,143	295,312
Shares issued on settlement of legal claim	312,500	62,500
Shares issued on settlement of bridge loan	509,524	107,000
Equity component of bridge loan	-	1,827
Treasury shares to be cancelled	750,000	-
Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	3,873,223	719,403
Common shares issued on settlement of accounts payable	547,643	107,708
Common shares issued on settlement of compensation	132,381	21,909
Treasury shares cancelled	(750,000)	-
Bridge loans converted	20,370,895	2,536,963
Reallocation from derivative liability for loan converted		20,970
Loss on conversion of bridge loan		936,102

Balance at October 31, 2017	228,562,711	$80,198,194

2015 Activity:

i)

450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500. In addition, 450,000 common shares were issued to a consultant as compensation for services provided, these common shares were valued at $166,500. In the absence of a reliable measurement of the services received from the consultant, the services have been measured at the fair value of the shares granted.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

2016 Activity:

ii)

A total of 1,517,143 common shares were issued to three arms’ length service providers as settlement of trade accounts payable totaling $295,312. The common shares issued were valued based on the trade accounts payable owing to these three arms’ length service providers.

iii)

312,500 common shares were issued as part of the settlement of the legal claim as described in Note 20(a). The common shares were valued based on the common shares price of $0.20 on the date of the settlement agreement.

iv)

509,524 common shares were issued to an arm’s length investor who had provided bridge loan financing to the Company in 2016 and who elected to convert the bridge loan into common shares at the maturity date of the loan (Note 14). The value of the bridge loan at the time of conversion was $107,000. The equity component of the bridge loan on the date of conversion in the amount of $1,827 was reclassified from equity component of bridge loans to share capital.

v)

In July 2016, the Company negotiated the settlement of a trade payable with an arm’s length service provider as settlement of trade account payable in the amount of $170,300 (included in (ii) above) through the issuance of 1,000,000 common shares. The Company also issued an additional 1,000,000 common shares to settle up to an additional $200,000 of services to be rendered by the arm’s length service provider between July and December 2016. These 1,000,000 shares were held in trust by the Company to be released in tranches of 250,000 common shares as services were rendered.

Between July and September 2016, $56,861 of services were provided under this arrangement and the Company released 250,000 common shares as settlement of the services rendered (included in (ii) above).

In October 2016, this settlement arrangement was cancelled by mutual consent. Accordingly, the Company is proceeding to return the remaining 750,000 common shares to treasury for cancellation. The 750,000 common shares remained outstanding as issued but not released as at October 31, 2016. In 2017, the 750,000 shares have been cancelled.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

2017 Activity:

i)

A total of 547,643 common shares were issued to three arms’ length service providers as settlement of trade accounts payable totaling $107,707. The common shares issued were determined based on the market value of the common shares at the date of settlement for the carrying amount of the account payable.

ii)	132,381 common shares were issued as part of the settlement of wages totaling $21,909.

iii)

20,370,895 common shares were issued to arms’ length investors who had provided bridge loan financing to the Company in 2017 and who elected to convert the bridge loan into common shares at the maturity date of the loan (Note 14). The value of the bridge loan at the time of conversion was $2,536,964.

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through October 31, 2017 and changes during the periods is as follows:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2015	9,817	0.31
Granted	-	-
Exercised	(3,756)	(0.20)	751,273
Expired	(1,666)	(0.21)
Outstanding, October 31, 2016	4,395	0.45
Granted	2,890	0.25
Expired	(690)	(0.35)
Outstanding, October 31, 2017	6,595	0.37

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

Stock option plan: (Cont’d)

The weighted average share price on the dates of exercise was $0.37 (2016 - $0.27) .

During the year ended October 31, 2017 the Company issued a total of 2,890,000 stock options. All options vest immediately upon issuance. This total consisted of 2,500,000 stock options issued to directors and officers and 390,000 and stock options issued to employees.

The Company has the following stock options outstanding at October 31, 2017:

				Weighted
				average
				remaining life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

January 22, 2013	440,000	0.30	CDN	0.2	January 22, 2018
September 16, 2013	520,000	0.27	CDN	0.9	September 16, 2018
February 10, 2014	350,000	0.85		1.3	February 10, 2019
April 25, 2014	230,000	0.64		1.5	April 25, 2019
June 4, 2015	975,000	0.49		2.6	June 4, 2020
August 20, 2015	940,000	0.46		2.8	August 20, 2020
September 30, 2015	250,000	0.40		2.9	September 30, 2020
December 30, 2016	2,890,000	0.25		4.2	December 30, 2021
	6,595,000

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

All outstanding options at October 31, 2017 are exercisable. In 2017, the Company recorded a total expense of $442,206 (2016 - $nil; 2015 - $776,941) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2017	2015
Share price	$0.21	0.37-0.49
Volatility factor (based on historical volali	102%	109% - 114%
Risk free interest rate	0.72%	0.73%-0.90%
Expected life	5 years	5 years
Dividend yield	0%	0%
Forfeiture rate	0%	0%

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2017 was based on the loss attributable to common shareholders of $4,346,200 (2016 - $6,805,535; 2015 - $6,516,610) divided by the weighted average number of common shares outstanding of 207,131,781 (2016 – 199,572,966; 2015 - 192,629,666).

Diluted loss per share does not include the effect of 6,595,000 (2016 – 4,395,000; 2015 – 9,817,000) stock options outstanding as they are anti-dilutive.

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements:

i)

In 2015, the Company completed two private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $175,000 and issued a total of 422,768 common shares.

ii)

In 2016, the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $ 110,000 and issued a total of 366,668 common shares.

b)	Share Purchase Warrants

		Weighted
		average exercise	Proceeds Realized
	Warrants	price

Balance outstanding at October 31, 2014	4,485,463	$0.37
Exercised	(2,988,876)	($0.19)	$565,777
Expired	(1,496,587)	($0.73)
Granted	-	-
Balance at October 31, 2015, 2016 and 2017	-	-	-

The weighted average share price on the date of exercise of the warrants was $0.60.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS

2016 Bridge Loans:

(1)	The bridge loans outstanding at October 31, 2016 and for the year then ended are summarized as below.

	October 31,2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	824,670	2,660,932	3,485,602
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	83,998	83,998
Interest payable at October 31, 2016	29,804	121,602	151,406

	Year ended October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	87,184	427,377	514,561
Interest expense	193,254	368,354	561,608
(Gain)/loss on foreign exchange	-	8,323	8,323
Gain/(loss) on revaluation of derivatives	-	(295,616)	(295,616)

(2)	The Company completed the following bridge loan transactions in the 2016 fiscal year:

(a)	The 2015 bridge loans were extended on several occasions during 2016, ultimately through October 31, 2017.

(b)

It secured an additional 7 bridge loans denominated in $USD. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

(c)

It secured an additional 6 bridge loans denominated in $CDN. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(3)	At October 31, 2016 and for the year ended, the Company reports the following with respect to the outstanding $USD convertible bridge loans:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(3)	(Cont’d)

A) Consolidated Statement of Loss, year ending October 31,2016

	2015 Loan	2016 Loans
		#1	#2	#3	# 4	#5	#6	#7	#8	Total

Accretion expense	$3,625	$37,346	$10,495	$12,268	$13,839	$-	$3,676	$3,802	$2,133	$87,184

Interest
Paid	66,000	35,000	50,000	-	-	7,040	2,100	-	1,210	161,350
Accrued	5,803	5,027	4,904	-	14,000	-	-	2,170		31,904
	$71,803	$40,027	$54,904	$-		$7,040	$2,100	$2,170	$1,210	$193,254

B) Consolidated Statement of Financial Position at October 31,2016

	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7	#8	Total

Debt obligation	200,025$	$245,389	$245,389	$-	$106,000	$-	$-	$27,867	$-	$824,670
Equity portion of bridge loan	3,600	8,671	8,671	-	-	-	-	2,133	-	23,075
Interest payable	5,803	5,027	4,904	-	14,000	-	-	70	-	29,804

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(4)	At October 31, 2016 and for the year then ended, the Company reports the following with respect to the outstanding $CDN convertible bridge loans.

$ CDN Bridge Loans.
	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7
Date of Origination	Aug 15 to Oct 15	2/12/16	5/2/16	9/2/16	7/15/16	9/26/26	10/24/24	June-Oct 16
Principal amount at origination	$973,673	$361,400	$239,082	76,929	$1,077,862	$37,885	$560,175	$243,026
Monthly interest rate	2-3%	2.00%	3.00%	2.00%	2.00%	1.00%	1.00%	2.00%
Effective annual Interest rate	N/A	522.82%	98.13%	71.74%	38.30%	38.30%	15.08%	-
Conversion price to common shares	none	0.21	0.30	0.21	.25CDN	0.30CDN	0.30CDN	(2)
Current maturity date	(1)	10/31/17	11/2/17	6/2/17	10/31/17	9/26/17	10/24/17	11/1/17
Outstanding at October 31/2016:
Principal	-	427,444	228,164	70,776	1,118,248	41,317	544,948	230,035
Interest	-	20,587	6,605	2,894	78,390	429	1,288	11,409
Total	$-	$448,031	$234,769	$73,670	$1,196,638	$41,746	$546,236	$241,444

(1)	This loan was converted to $USD on March 15, 2016. It is presented as USD loan # 5 in 2016 through July 15 , 2016.
(2)	This loan was not convertible at October 31,2016.

A) Consolidated Statement of Loss, year ending October 31, 2016.

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Accretion Expense	$181,963	$62,666	$3,327	$178,705	$534	$182	$-	$427,377

(Gain)lLoss on revaluation of derivative liability	(180,503)	(69,845)	6,885	(100,000)	(2,753)	50,600	-	(295,616)

(Gain) loss on foreign exchange	10,626	(4,421)	(2,203)	5,391	(483)	(587)	-	8,323

Interest expense
Paid	11,307	33,921	-	-	-	-	-	45,228
Accrued	55,639	6,854	2,943	244,331	435	1,290	11,634	323,126
Total	$66,946	$40,775	$2,943	$244,331	$435	$1,290	$11,634	$368,354

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(4)	(Cont’d)

B) Consolidated Statement of Financial Position at October, 31 2016

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Derivative liability	$-	$-	$14,211	$-	$4,362	$65,425	$-	$83,998
Debt obligation	427,444	228,164	70,776	1,117,295	41,317	544,948	230,035	2,659,979
Total obligation	427,444	228,164	84,987	1,117,295	45,679	610,373	230,035	2,743,977
Interest payable	$20,587	$6,605	$2,894	$78,390	$429	$1,288	$11,409	$121,602

2017 Bridge Loans:

1)

The bridge loans outstanding at October 31, 2017 and for the year then ended are summarized as below. In addition, there is an unsecured advance provided by the CEO to the Company of $11,689 which is unsecured and outstanding at October 31, 2017. That amount is included in the total debt reported.

	October 31,2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	855,297	1,633,720	2,489,017
Equity portion of bridge loans	62,050	-	62,050
Derivative Liability	207,855	281,879	489,734
Interest payable at October 31, 2017	4,034	45,829	49,863

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

	Year ended October 31, 2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	109,895	1,248,206	1,358,101
Interest expense	165,061	501,184	666,245
(Gain)/loss on conversion/ extinguishment of debt	71,059	938,621	1,009,680
(Gain)/loss on revaluation of derivatives	(93,500)	(1,521,322)	(1,614,822)

2)	The Company completed the following bridge loan transactions in the 2017 fiscal year:

(a)

Certain of the 2016 bridge loans were extended on several occasions during 2017, ultimately through October 31, 2017 and thereafter. These extensions were treated, as appropriate, as either modifications or as extinguishment of the loans with the requisite prescribed accounting measurements reflected.

(b)

Six of the 2016 bridge loans were converted into common shares during 2017. The Company reflected a loss on conversion of the bridge loans as appropriate, with the requisite prescribed accounting measurements reflected.

(c)	The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,223,524. One these bridge loans was repaid in October 2017.

(d)	The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

3)	At October, 31 2017 and for the year then ended the Company reports the following with respect to the outstanding $ USD denominated convertible bridge loans.

$ USD Bridge Loans at October 31,2017

	#1	#2	#3	#4	#5	#6	#7	#8
Date of origination	8/31/15	11/30/15	12/02/15	12/31/15	3/24/16	7/17/17	8/11/17	10/17/17
Principal amount at origination	$200,000	$250,000	$250,000	$106,000	$30,000	$83,500	$155,000	$263,000
Monthly interest rate	1%	2%	2%	1%	1%	1%	5%	5%
							(annual)	(annual)
Effective annual interest rate	36%	36%	36%	36%	36%	118%	95%	98%
Conversion price to common shares	0.11	0.143	0.143	0.20	0.11	0.15	0.09	0.09
Current maturity date	5/02/18	2/02/18	2/02/18	(A)	5/25/18	7/07/18	8/11/18	10/18/18
Outstanding at October 31/2017:
Principal	$199,758	$243,152	$243,152	$-	$29,530	$43,007	$17,362	$75,560
Interest	-	-	-	-	(256)	3,337	153	504
	$199,758	$243,152	$243,152	(A)	$29,274	$46,344	$17,515	$76,064

(A)	Loan was converted on October 6,2017 at a conversion price of$ 0.155CDN.

With respect to the $USD bridge loans 6, 7 and 8, these loans were not convertible by the lender at date of origination; however, there was a conversion option provided in each case six months after the date of origination. Loan 6 was ultimately converted in January 2018 at a conversion price of $0.08. The conversion price of loans 7 and 8 will reflect a discount to market if the loan is converted during the term of the loan.

Consolidated Statement of Loss, year ending October 31,2017

	#1	#2	#3	#4	#5	#6	#7	#8	Total

Accretion expense	$38,635	$11,317	$11,222	$18,996	$5,361	$11,095	$9,388	$3,881	$109,895
(Gain) loss on Revaluation of derivatives	-	-	-	-	-	(38,396)	(64,461)	9,357	(93,500)
(Gain) loss on conversion/extinguishment of debt	-	-	-	47,630	-	-	23,429	-	71,059
Interest
Paid	23,868	60,000	60,000	11,849	3,590	-	1,720	-	161,027
Accrued	-	-	-	-	-	3,377	153	504	4,034
	$23,868	$60,000	$60,000	$11,849	$3,590	$3,377	$1,873	$504	$165,061

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

3)	(Cont’d)

Consolidated Statement of Financial Position at October 31,2017

	#1	#2	#3	#4	#5	#6	#7	#8	Total

Debt obligation	$199,758	$243,152	$243,152	-	$29,273	$46,383	$17,515	$76,064	$855,297
Derivative liability	-	-	-	-	-	10,871	41,224	155,760	207,855
Equity portion of bridge loan	38,127	9,046	9,046	-	5,831	-	-	-	62,050
Interest payable	-	-	-	-	-	3,377	153	504	4,034

4)	At October 31, 2017 and for the year term ended, the Company reports the following with respect to the outstanding $CDN convertible bridge loans.

$ CDN Bridge Loans. (in $USD) (c )

	#1	#2	#3	#4	#5	#6	#7
Date of Origination	11/1/16	5/2/16	9/2/16	10/31/16	09/26/16	10/24/17	11/1/17
Principal amount at origination	$241,444	$239,082	$76,929	$1,117,295	$37,787	$595,027	$427,444
Monthly interest rate	1%	1%	2%	1%	1%	1%	2%
Effective annual interest rate	68%	27%	184%	92%	81%	98%	116%
Current conversion price	0.155CDN	0.13CDN	0.21	.155CDN	0.155CDN	0.13CDN	0.155CDN
Current maturity date	Converted	05/02/18	Converted	Converted	Converted	04/26/18	Converted
Outstanding at October 31/2017:
Principal	-	232,401	-	-	-	404,912	-
Interest	-	2,289	-	-	-	1,339	-
Total	$-	$234,690	$-	$-	$-	$406,251	$-
	(A)		(B)	(A)	(A)		(A)

(A)	Loan was converted to common shares in October 2017
(B)	Loan was converted to common shares in July 2017
(C)

In addition to the detailed information as outlined in this section, there is an unsecured non interest bearing advances provided by the Company's CEO of $11,689 outstanding at October 31,2017 included in the total debt reported. This advance was repaid to the CEO in November 2017

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

4)	(Cont’d)

$ CDN Bridge Loans. (in $USD)

	#8	#9	#10	#11	#12	#13	#14	#15
Date of Origination	11/02/16	12/02/16	12/21/16	01/13/17	01/13/17	01/20/17	01/20/17	01/20/17
Principal amount at origination	$149,365	$22,560	$119,394	$45,679	$38,065	$112,452	$22,490	$99,708
Monthly interest rate	1%	1%	1%	1%	2%	1%	1%	2%
Effective annual Interest rate	73%	42%	72%	72%	36%	67%	67%	67%
Current conversion price	0.30CDN	0.13CDN	0.30CDN	0.30CDN	Not convertible	0.14CDN	0.30CDN	0.14CDN
Current maturity date	repaid	converted	12-21-2017	01-13-2018	01-13-2018	05/20/18	01/20/18	05/11/18
			( C)	(D)	(D)		(D)

Outstanding at October 31/2017:
Principal	-	-	114,532	41,650	37,713	103,938	20,778	92,114
Interest	-	-	12,811	264	2,702	392	78	348
Total	$-	$-	$127,343	$41,914	$40,415	$104,330	$20,856	$92,462
	(A)	(B)

(A)	Loan was repaid in October 2017
(B)	Loan was converted to common shares in October 2017
(C)	Loan was repaid in December 2017
(D)	Loan was repaid in January 2018

$ CDN Bridge Loans. (in $USD)

	#16	#17	#18	#19	#20	#21	#22
Date of Origination	01-26-17	01-26-17	02-09-17	02-27-17	04-03-17	04-27-17	10-26-17
Principal amount at origination	$22,894	$19,078	$131,868	$146,520	$32,865	$14,652	$245,932
Monthly interest rate	1%	1%	1%	1%	1%	1%	2%
Effective annual Interest rate	94%	94%	86%	69%	80%	64%	117%
Current conversion price	0.14CDN	0.14CDN	0.17CDN	0.17CDN	0.30CDN	0.30CDN	0.13CDN
Current maturity date	05-11-18	05-11-18	06-09-18	06-09-18	04-03-18	04-27-18	04-26-18
Outstanding at October 31/2017:
Principal	19,722	16,302	116,212	130,730	26,872	12,354	163,956
Interest	33	27	12,117	12,546	326	23	970
Total	$19,755	$16,329	$128,329	$143,276	$27,198	$12,377	$164,926

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

4)	(Cont’d)

Consolidated Statement of Loss, year ending October 31,2017

	#1	#2	#3	#4	#5	#6	#7	#8

Accretion expense	$86,757	$28,850	$45,707	$425,539	$15,985	$171,503	$188,818	$54,860
(Gain) loss on Revaluation of derivative	(99,692)	(29,606)	(15,233)	(633,654)	(11,535)	(122,604)	(222,717)	(57,557)
(Gain) loss on conversion extinguishment	134,766	-	-	505,448	20,955	-	260,068	-
Interest
Paid	27,522	25,016	12,070	127,529	4,128	107,043	92,849	5,179
Accrued	-	2,289	-	-	-	1,339	-	12,811
	$27,522	$27,305	$12,070	$127,529	$4,128	$108,382	$92,849	$17,990

	#9	#10	#11	#12	#13	#14	#15	#16

Accretion expense	$4,740	$41,032	$13,735	$-	$31,770	$6,373	$28,255	$7,915
(Gain) loss on Revaluation of derivative	(5,492)	(50,071)	(18,460)	-	(43,575)	(8,744)	(38,764)	(11,350)
(Gain) loss on conversion extinguishment	17,384	-	-	-	-	-	-	-
Interest
Paid	2,476	12,677	4,146	7,005	10,373	2,075	9,197	2,076
Accrued	-	-	264	2,602	392	78	348	33
	$2,476	$12,677	$4,410	$9,607	$10,765	$2,153	$9,545	$2,109

	#17	#18	#19	#20	#21	#22	Total
							Loans 1-22

Accretion expense	$6,529	$41,538	$36,427	$7,523	$2,478	$1,872	$1,248,206
(Gain) loss on Revaluation of derivatives	(9,525)	(63,995)	(59,123)	(14,872)	(5,315)	562	(1,521,322)
(Gain) loss on conversion extinguishment	-	-	-	-	-	-	938,621
Interest
Paid	1,730	(87)	(68)	1,461	933	25	455,355
Accrued	27	12,117	12,546	170	23	790	45,829
	$1,757	$12,030	$12,478	$1,631	$956	$815	$501,184

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

4)	(Cont’d)

Consolidated Statement of Financial Position at October 31,2017

	#1	#2	#3	#4	#5	#6	#7	#8

Debt obligation	$-	$234,690	$-	-	$-	$341,347	$-	$-
Derivative liability	-	-	-	-	-	195,938	-	-
Total obligation	-	234,690	-	-	-	537,285	-	-
Interest payable	-	2,289	-	-	-	1,083	-	-

Consolidated Statement of Financial Position at October 31,2017

	9	10	11	12	13	14	15	16

Debt obligation	$-	$127,343	$41,914	$40,415	$104,330	$20,856	$92,462	$19,755
Derivative liability	-	833	244	-	780	156	693	142
Total obligation	-	128,176	42,158	40,415	105,110	21,012	93,155	19,897
Interest payable	-	12,811	264	2,702	392	78	348	33

	17	18	19	20	21	22	Total
							(Loans 1-22)
Debt obligation	$16,329	$128,329	$130,730	$143,276	$27,198	$164,746	$1,633,720
Derivative liability	118	1,078	1,786	559	309	79,243	281,879
Total obligation	16,447	129,407	132,516	143,835	27,507	243,989	1,915,599
Interest payable	27	12,117	12,546	326	23	790	45,829

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2015	$27,213,204

Fair value of options exercised	(443,252)
Expiry of bridge loan conversion option	148,518
Balance at October 31, 2016	$26,918,470
Options granted	442,206
Loss on conversion of bridge loan	-
Balance at October 31, 2017	$27,360,676

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

16.	INCOME TAXES

(a)

As below the Company has non-capital losses of approximately $28 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2017 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2026	1,899,204	-	1,899,204
2027	1,597,082	-	1,597,082
2028	-	55,419	55,419
2029	1,636,797	463,510	2,100,307
2030	2,208,466	1,880,897	4,089,363
2031	1,330,532	18,526	1,349,058
2032	1,474,575	325,793	1,800,368
2033	1,787,330	157,463	1,944,793
2034	2,585,661	679,089	3,264,750
2035	2,922,022	570,901	3,492,923
2036	3,429,163	441,019	3,870,182
2037	2,416,427	238,033	2,654,460
	$23,287,259	$4,830,650	$28,117,909

(b)

In addition the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

16.	INCOME TAXES (Cont’d)

(c)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	October,31	October,31	October,31
	2017	2016	2015
Non-capital losses and other	7,277,434	$7,139,329	$7,963,343
Capital losses	350,180	165,164	169,395
Property ,equipment ,intangibles, patents and deferred costs	1,598,394	1,769,064	602,246
share issue costs	-	1,881	4,633
	9,226,008	9,075,438	8,739,617
Deferred tax assets not recognized	(9,226,008)	(9,075,438)	(8,739,617)
	$-	$-	$-

(d)	The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	October,31	October,31	October,31
	2017	2016	2015

Loss before income taxes	$(4,346,200)	$(6,805,535)	$(6,516,610)
Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,151,743)	(1,803,467)	(1,726,903)
Effect on income taxes of unrecognized future income taxassets relating to deductible temporary defferences on		-	-
Non-deductible expenses and other items	413,499	130,211	270,214
Share issue costs and other	-	-	-
Effect of exchange rate on future tax assets carried forward from previous years	424,023	142,518	978,598
Expiry of non-capital losses	-	-	755,041
Effect of higher tax rates in foreign jurisdiction	163,651	(446,821)	(356,323)
change in deferred income tax rates and other		-	-
	-	1,641,738
change in deferred tax assets not recognized	150,570	335,721	79,371

	$-	$-	$-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

17.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2017	2016	2015

General and administrative	$85,129	$177,725	$141,722
Rent and occupancy cost	72,725	72,317	74,524
Office insurance	54,023	60,195	58,835
Telephone	13,108	12,187	17,740
Investor relations, listing and filling fees	80,486	72,916	96,826
	$305,471	$395,340	$389,647

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2017	2016	2015

Professional fees	$224,139	$328,851	$466,411
Consulting fees	813,735	1,028,600	1,039,316
Salaries and benefits	395,239	381,951	446,575
	$1,433,113	$1,739,401	$1,952,302

Development Costs

The components of development expenses reported are as follows:

	2017	2016	2015
Expenses incurred, net	$147,008	$(2,505)	$250,594
Write-down of deferred development costs on specific projects	-	3,638,118	2,395,425
	$147,008	$3,635,613	$2,646,019

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman (until April 26, 2016):

The Chairman’s term expired on April 26, 2016; his compensation for services rendered was extended until October 31, 2016 and was then terminated. He received cash compensation on a month to month basis totaling $113,266 ($CDN 150,000) in 2016.

In 2016 the Chairman was not awarded any stock options (2015 the Chairman was awarded a total of 187,500 stock options an average price of $0.46 per share; 2014: the Chairman was not granted any stock options).

The total compensation paid to the Chairman during the year ended October 31, 2016 was $113,266 of cash compensation (2015 - $119,707 of cash compensation and $64,271 of stock based compensation; 2014 - $137,172 of cash compensation).

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

In 2016 the Chairman exercised 700,000 stock options and the Company realized proceeds of $140,000.

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees (Cont’d):

	2017	2016	2015
Cash compensation	$667,724	$845,510	$936,199

Reclassified to deferred development costs	-	(4,869)	(122,804)
	667,724	840,641	813,395

Share compensation	-	-	220,500
Stock based compensation	382,531	-	524,583

	$1,050,255	$840,641	$1,558,478

In 2017, these parties were awarded a total of 1,950,000 options at an exercise price of $0.25 (2016 nil options; 2015: 975,000 options at an exercise price of $0.49 per share and 412,500 options at an exercise price of $0.46 per share).

In 2016, officers, directors and a senior employee exercised 3,056,366 options resulting in proceeds to the Company of $611,273.

In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Related party deferred development cost:

In 2015, the Company was invoiced $1,049,524 (2014: $1,843,643) by a company whose major shareholder is a director of the Company and who also serves as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from that date forward. These charges had been capitalized as deferred development costs.

Since 2015 no invoices were submitted to the Company by this party.

As at October 31, 2017 and 2016 the Company includes $167,000 in accounts payable and accrued liabilities owing to this company (2015: $227,215).

(d)	Advances:

In 2015 the following advances were provided to officers, directors and employees of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014 of $244,074, the advance receivable was converted to salaries at that time. There were no further advances to the President of thereafter.

(3)

A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In 2016, the CEO was provided short term non-interest bearing advances of $42,144 between November 1, 2015 and January 31, 2016. These advances were settled at January 31, 2016 through the allocation of compensation due to the CEO.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Accounts payable:

At October 31, 2017 the Company reports in accounts payable and accrued liabilities a balance owing to the President of MAST of $120,332 which amount represents outstanding expense reports and a short term non-interest bearing advance provided to the Company.

(e)	Bridge loan:

The CEO of the Company provided a bridge loan of $100,000 CDN on September 2, 2016; this bridge loan is included in Note 14 as 2016 Bridge loan CDN, Loan No. 3. This loan was converted to common shares in July 2017.

19.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $48,060 CDN, years 2-5: $180,225 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to development projects. These commitments are as follows – commitments less than one year of $760,001; commitments between years 2-5 total of $1,475,334. Included in these amounts are $130,752 reported as accounts payable at October 31, 2017. The balance of these commitments will become obligations as and when this work is commissioned by the Company.

20.	CONTINGENCIES

(a)	Legal matters:

On June 29, 2016 the lawsuit that was initiated in 2014 between the Company and Dreifus Associates Limited and Henry Dreifus (“Defendants”) was settled through arbitration. Under the terms of settlement:

i)	The Company made a series of payments between July 29, 2016 and October 31 (Note 12(a)), 2016 totaling $50,000 and issued 312,500 common shares with a value of $62,500 to the Defendants.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

20.	CONTINGENCIES (Cont’d)

(a)	(Cont’d)

ii)

The Defendants dropped their counterclaims of approximately $270,000 of disputed charges for services allegedly rendered. The Defendants also dropped all previously alleged claims of inventorship status on one of the Company’s patents and assigned to the Company any and all of their future entitlements to the Company’s patents.

(b)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(c)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

21.	FINANCIAL RISK MANAGEMENT

(a)	Financial Risk Management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk: (Cont’d)

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	$CDN	$CDN
	2017	2016

Cash	$11,580	$377,534
Deposits and other receivables	63,420	44,695
Bridge loans	3,137,405	289,099
Accounts payable and accrued liabilities	448,436	3,405,824

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $421,748 at October 31, 2017 (2016 – decrease the loss by $327,170). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2016 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is exposed to interest price risk on its interest bearing bridge loans and related party advances. This exposure is limited due to the short-term nature of the bridge loans and related party advances.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2017.

As at October 31, 2017, the Company reports a working capital deficiency of $3,865,390 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (Note 23).

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

	October 31,	October 31,
	2017	2016

Canada	$434,814	$408,985
United States	6,470	5,603
	$441,284	$414,588

23.	SUBSEQUENT EVENTS

The Company reports the following subsequent events and developments between November 1, 2017 and February 28, 2018:

1.	It secured several new debentures as follows:

a.	A CDN$160,000 bridge loan on December 19, 2017 with a maturity date of June 19, 2018, convertible at CDN$0.14
b.	A CDN$150,000 bridge loan on January 2, 2018 with a maturity date of July 2, 2018 convertible at CDN$0.14. These funds were invested by the President of Micromem.
c.	Two bridge loans totaling $178,800 from a US based lender, each loan with a one year term. These loans have a conversion feature that becomes effective six months after the initiation date.
d.	A $153,000 bridge loan from a US investor on December 5, 2017 with a one year term. This loan has a conversion feature which becomes effective six months after initiation date.

2.	It repaid or converted the following bridge loans which are disclosed in Note 14:

a.	Canadian loan 10 on December 21, 2017
b.	Canadian loans 11 and 12 on January 5, 2018
c.	Canadian loan 14 on January 19, 2018
d.	It converted $75,000 of principal relating to US loan 7 on January 23, 2018
e.	It converted USD loan 6 into common shares on January 23, 2018

3.	The following Canadian denominated bridge loans, which are disclosed in Note 14, were extended; in each case certain of the terms of the loan were renegotiated:

a.	Loan 2 was extended to May 2, 2018
b.	Loan 13 was extended to May 11, 2018
c.	Loans 15, 16 and 17 were all extended to May 11, 2018
d.	Loans 18 and 19 were extended to June 5, 2018

4.	The following USD denominated bridge loans, which are disclosed in Note 14, were extended; in each case certain of the terms were renegotiated:

a.	Loan 1 was extended to May 2, 2018
b.	Loan 5 was extended to May 25, 2018

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2017, 2016 and 2015

c.	Loan 2 and 3 were extended to June 2, 2018

5.	The Company completed five $CDN private placements with arms’ length investors in January 2018 and realized total proceeds of $261,000 CDN and issued a total of 2,372,728 shares.

23.	SUBSEQUENT EVENTS (Cont’d)

6.	440,000 common stock options, which were exercisable at $0.30 per share, expired unexercised on January 22, 2018.

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